NO ACT

PE
12-11-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF



09001079

February 2, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-2-09

Richard J. Grossman
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Re: The Stanley Works
Incoming letter dated December 11, 2008

Dear Mr. Grossman:

This is in response to your letters dated December 11, 2008 and January 5, 2009 concerning the shareholder proposal submitted to The Stanley Works by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated December 18, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Robert E. McGarrah, Jr.
Counsel
Office of Investment
AFL-CIO
815 Sixteenth Street, N.W.
Washington, DC 20006

February 2, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Stanley Works
Incoming letter dated December 11, 2008

The proposal calls for the articles of incorporation to be amended to provide that directors shall be elected by the shares represented in person or by proxy at any meeting for the election of directors at which a quorum is present.

There appears to be some basis for your view that The Stanley Works may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6). We note that in the opinion of your counsel, implementation of the proposal would cause The Stanley Works to violate state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request that the board of directors take the steps necessary to implement the proposal. Accordingly, unless the proponent provides The Stanley Works with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if The Stanley Works omits the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

American Federation of Labor and Congress of Industrial Organizations



815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 18, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: The Stanley Works' Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of The Stanley Works ("Stanley Works" or the "Company"), by letter dated December 11, 2008, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2009 proxy materials.

I. Introduction

Beginning in 2003 and continuing through 2008, by overwhelming majorities,[1] shareholders at five Annual Meetings of The Stanley Works repeatedly voted to urge the Board of Directors to de-classify the Company's Board. Each time, the Board of Directors ignored the votes of the Company's shareholders.

Proponent's 2009 Proposal to Stanley Works seeks to amend

Section 4 of the Articles of Incorporation by eliminating each and every sentence containing the words "class" or "classes" in reference to the Board of Directors (the "Board") of the Company and replace such sentences with the following sentence:

Directors shall be elected by the shares represented in person or by proxy at any meeting for the election of directors at which a quorum is present.

[1] The recorded vote in favor of the non-binding Proposal to de-classify the Board of Directors at each Annual Meeting of the Stanley Works was 60.8% in 2003; 68.3% in 2005; 69.9% in 2006; 79.2% in 2007 and 77.7% in 2008.

Stanley Works argues that the Proposal is excludable because

- it "would cause the Company to violate applicable state law" [Rule 14a-8(i)(2)];
- "the Company lacks the power or authority to implement the Declassification Proposal." [Rule 14a-8(i)(6)].

Neither the Company, nor the Proponent, disputes the fact that the relevant statute, Section 33-797 of the Connecticut Business Corporation Act (CBCA) requires an affirmative action of both the Board of Directors and the shareholders of the Company to amend the Company's Articles of Incorporation. The Company, however, maintains that Section 33-797 creates "conditions precedent to the ability of shareholders to act on any proposed amendment to the Charter [of the Company]."

CBCA Section 33-797 contains no conditions precedent. It merely requires that the Board of Directors and the shareholders each approve amendments to the Company's Articles of Incorporation.

Alternatively, Proponent is ready and willing to amend the Proposal to read as follows:

RESOLVED, that the shareholders of The Stanley Works (the "Company") urge the board of directors take the steps necessary to amend Section 4 of the Articles of Incorporation by eliminating each and every sentence containing the words "class" or "classes" in reference to the Board of Directors (the "Board") of the Company and replace such sentences with the following sentence:

Directors shall be elected by the shares represented in person or by proxy at any meeting for the election of directors at which a quorum is present.

II. The Proposal is not excludable under Rule 14a-8(i)(2) because it would not cause the Company to violate state law.

The Proposal was drafted after five separate attempts by shareholders of the Company —each supported by overwhelming majorities –urging the Board of Directors to amend the Company's Articles of Incorporation to de-classify the Board. After each Annual Meeting, the Board simply ignored the will of the Company's shareholders. Indeed, after the results were announced at the Company's 2008 Annual Meeting, the Chairman and Chief Executive Officer of the Company, Mr. John Lundgren, told Proponent's representative that Proponent should sell its stock in the Company because the Company would never de-classify the Board of Directors.[2]

[2] Conversation between Vineeta Anand, Chief Research Analyst, AFL-CIO Office of Investment and John Lundgren, Chairman and CEO, The Stanley Works, April 23, 2008.

Not wishing to sell its stock in the Company and seeing no other alternative, Proponent determined to begin the process to amend the Company's Certificate of Incorporation. Proponent knew full well that Section 33-797 of the Connecticut Business Corporation Act (CBCA) requires an affirmative vote of both the Board of Directors and the shareholders of the Company in order to amend the Company's Articles of Incorporation. Consequently, the Proposal presented to the Company for inclusion in the 2009 proxy materials is nothing more than an attempt to begin the process of amending the Company's Articles of Incorporation, pursuant to the terms of CBCA Section 33-797.

The Company argues that the legal opinion drafted by its Vice President, General Counsel and Secretary, Bruce H. Beatt, conclusively demonstrates that CBCA Section 33-797 establishes a condition precedent to any shareholder action taken to amend the Articles of Incorporation. While it is true that CBCA Section 33-797 describes a process whereby the Board of Directors must submit an amendment to the shareholders after it has itself adopted an amendment to the Articles of Incorporation, there is nothing in the statute to prevent the shareholders from voting on an amendment *before* it has been approved by the Board of Directors.

A review of the decisions cited by the Company reveals nothing that would cause the Company to violate Connecticut law if it were to adopt the Proposal:

Mr. Beatt's Opinion, for example, cites Marilyn J. Ward Ford, Connecticut Corporation Law and Practice § 7.02 (2004 Supp.) and Shawmut Bank Conn. N.A. v. Conn. Limosine Services, Inc., 1994 WL 161304, at *3 (Conn. Super. 1994) which state that *both* the Board of Directors and the shareholders must approve an amendment to the Articles of Incorporation. While the cited text does say "the Board must recommend the amendment to the shareholders," that text is nothing more than a repetition of the statute at issue. Similarly, David Royce v. Willowbrook Creek Cemetary Ass'n., 1997 WL 25782, at *3 (Conn. Super. 1977), merely repeats what is not here in despite, namely, that the Board of Directors and the shareholders must *both* approve an amendment to the Articles of Incorporation. A review of Charter Oak Council, Inc. Boy Scouts of America v. Town of New Hartford et al., 185 A. 575 (Conn. 1936) produces the same result.

The Company cites *JPMorgan Chase & Co.*, 2008 SEC No-Act. LEXIS 400 (March 24, 2008) in support of its argument that "Staff has consistently allowed the omission of proposals (certain of which are substantively identical to the Declassification proposal) that, if adopted by shareholders would cause the company to violate state law." Yet *JPMorgan Chase & Co* involved a precatory proposal that called for the adoption of a Board policy to provide for cumulative voting for the election of directors. Delaware law precluded the adoption of cumulative voting by any means other than an amendment to the company's articles of incorporation. In the instant case, Connecticut law requires *both* the board and shareholders vote to approve an amendment to the Company's articles of incorporation.

Noble Corporation, also cited by the Company did not involve Cayman Islands law requiring a vote by the board of directors on a declassification proposal. *Noble* centered on Caymans Islands law "requiring a vote by member (shareholder) approval" before a board de-classification amendment could be adopted by the company. The defective proposal in *Noble* called for a vote by the Board of Directors instead of the shareholders. Such an action would have violated Cayman Islands law.

Xerox Corp., 2004 SEC No-Act. LEXIS 356 (February 23, 2004) involved a precatory proposal calling upon the board to amend the company's certificate of incorporation to "reinstate the rights of the shareholders to take action by written consent and to call special meetings." The defective proposal at issue in *Xerox Corp.* conflicted with the requirements of New York State Business Corporation law requiring votes by both shareholders and the board of directors to amend the articles of incorporation. In the instant case, approval by the Board and shareholders is not in dispute. Moreover, as described below, the Proponent is more than willing to amend the Proposal to clarify that it urge the board of directors take the steps necessary to amend Section 4 of the Articles of Incorporation.

II. Proponent is ready and willing to revise the Proposal to provide that the board of directors "take the steps necessary" to amend the company's charter.

Proponent is well aware of Staff Legal Bulletin No. 14D (CF) (November 7, 2008) and its relevance to this Proposal. Reasonable practitioners may conclude that Connecticut law requires Board approval *before* a shareholder vote on an amendment to the Company's Articles of Incorporation. Staff Legal Bulletin No. 14D (CF) states:

> In accordance with longstanding staff practice, however, our response may permit the proponent to revise the proposal to provide that the board of directors "take the steps necessary" to amend the company's charter. If the proponent revises the proposal in this manner within the time frame specified in our response letter, we do not believe there would be a basis for the company to exclude the proposal under rule 14a-8(i)(1), rule 14a-8(i)(2), or rule 14a-8(i)(6).

Proponent is ready and willing to amend the Proposal to read as follows:

RESOLVED, that the shareholders of The Stanley Works (the "Company") urge the board of directors take the steps necessary to amend Section 4 of the Articles of Incorporation by eliminating each and every sentence containing the words "class" or "classes" in reference to the Board of Directors (the "Board") of the Company and replace such sentences with the following sentence:

Directors shall be elected by the shares represented in person or by proxy at any meeting for the election of directors at which a quorum is present.

III. Conclusion

Stanley Works has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g).

The Proposal would not cause the Company to violate Section 33-797 of the Connecticut Business Corporation Act (CBCA), which requires an affirmative vote of *both* the Board of Directors and the shareholders of the Company in order to amend the Company's Articles of Incorporation. It is, therefore, not excludable under Rules 14a-(i)(2).

Alternatively, the Proposal, like others reviewed by the Staff that have dealt with amendments to a company's charter, will be amended by the Proponent to provide that the board of directors "take the steps necessary" to amend the company's charter to de-classify the Board of Directors.

If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I have enclosed six copies of this letter for the Staff, and I am sending a copy to Counsel for the Company.

Sincerely,



Robert E. McGarrah, Jr.
Counsel
AFL-CIO Office of Investment

REM/ms
opeiu #2, afl-cio

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
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January 5, 2009

VIA E-MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

RE: Response Letter of AFL-CIO Reserve Fund to No-Action Request of The Stanley Works

Dear Sir or Madam:

We are writing on behalf of our client, The Stanley Works, a Connecticut corporation (the "Company"), in response to the letter, dated December 18, 2008[1] (the "Response Letter"), from the AFL-CIO Reserve Fund (the "Proponent") regarding the Proponent's shareholder proposal and supporting statement submitted to the Company on November 24, 2008, as modified and amended on December 4, 2008 (the "Proposal"). On December 11, 2008, the Company submitted a letter (the "No-Action Request") to the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, regarding the Company's intention to omit the Proposal from the proxy materials to be distributed by the Company in connection with its 2009 annual meeting of shareholders.

---

[1] Although the Response Letter was dated December 18, 2008, it was sent to the Company and submitted to the Securities and Exchange Commission on December 23, 2008.

In the Response Letter, the Proponent offers to amend the Proposal to cure violations of Rule 14a-8(i)(2) and Rule 14a-8(i)(6). The Proponent, a sophisticated investor with ready access to counsel, fails to mention, however, that the contemplated amendment would constitute a substantive, rather than minor or technical, change to the Proposal. By proffering such an amendment, the Company believes that the Proponent has conceded that the Proposal is invalid under Rule 14a-8(i)(2) and Rule 14(a)(i)(6). The Company would like to strongly reiterate its view, as more fully detailed in Part II of the No-Action Request, that it would be inappropriate for the Staff to allow the Proponent to end run the Rule 14a-8 process by substantively amending the Proposal at this late date. Granting the Proponent a second bite at the apple[2] in order to correct a proposal that, from the very moment of submission, was contrary to a long history of no-action relief granted by the Staff—not to mention the Staff's recent guidance on the parameters for permissible board declassification proposals—would completely vitiate the deadline and process for disqualification of proposals clearly established in Rule 14a-8. The Proponent is a resourceful, sophisticated investor and has made extensive use of the shareholder proposal process in the past, including submitting compliant board declassification proposals to the Company in the past. The Staff should not condone the Proponent's inattention, and the Company urges the Staff to deny the Proponent leave to amend the Proposal.

We note as an additional matter that the Response Letter also contains the Proponent's disingenuous and legally incorrect assertion that Section 33-797 of the Connecticut Business Corporation Act permits multiple different processes for amending the certificate of incorporation of a Connecticut corporation. It is beyond question that the legal opinion accompanying the No-Action Request is correct as a matter of Connecticut law, and any statement to the contrary is simply false. The Proponent practically admits as much when it states in the Response Letter that "[r]easonable practitioners may conclude that Connecticut law requires Board approval *before* a shareholder vote on an amendment to the Company's Articles of Incorporation" (emphasis supplied).[3] The Company's position on this matter is clear: in Connecticut, Section 33-797 does not describe *a* process for amending a company's certificate of incorporation, but rather describes the *only* process for

---

2 Allowing the Proponent the opportunity to amend the Proposal would effectively be giving a *third* bite at the apple since the Proponent already modified the Proposal once after it was notified that the Proposal (which included both a board declassification and majority voting proposal) constituted multiple proposals under Rule 14a-8.

3 In this regard, the Proponent's failure to provide a legal opinion contrary to the Company's position is decidedly notable, and very likely dispositive.

making such an amendment. If the charter amendment contemplated by the Proposal were to be adopted only by the Company's shareholders, the Company would not be in compliance with unambiguous process established Connecticut law and, accordingly, the Proposal is in violation of Connecticut law.

* * *

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 735-2116, my colleague Sean Doyle at (212) 735-2554 or Bruce Beatt, the Company's Vice President, Corporate Secretary and General Counsel, at (860) 827-3822.

Very truly yours,



Richard J. Grossman

cc: Bruce H. Beatt, The Stanley Works
Daniel F. Pedrotty, AFL-CIO Reserve Fund
Robert E. McGarrah, Jr., AFL-CIO Reserve Fund

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

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212-735-2116
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RICHARD.GROSSMAN@SKADDEN.COM

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December 11, 2008

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Shareholder Proposal of the AFL-CIO Reserve Fund Submitted to The Stanley Works

Dear Ladies and Gentleman:

On November 24, 2008, the AFL-CIO Reserve Fund (the "Proponent") submitted two shareholder proposals pursuant to Rule 14a-8 to our client, The Stanley Works, a Connecticut corporation (the "Company"), for inclusion in the Company's proxy statement and form of proxy (collectively, the "2009 Proxy Materials") for its 2009 Annual Meeting of Shareholders. These proposals sought to (i) declassify the Company's board of directors (the "Board") (the "Declassification Proposal") and (ii) implement majority voting in the election of directors (the "Majority Voting Proposal"), in each case pursuant to an amendment to the Company's Restated Certificate of Incorporation (the "Charter"). The Company's Rule 14a-8 deadline was November 25, 2008.

By letter dated November 26, 2008, the Company notified the Proponent that its proposals violated Rule 14a-8(c). On December 4, 2008, the Proponent amended its Rule 14a-8 submission to withdraw the Majority Voting Proposal, but did not withdraw the Declassification Proposal. Copies of the

Proponent's November 24, 2008 and December 4, 2008 submissions to the Company are attached as Exhibit A.

We write on behalf of the Company to request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") concur that the Company may properly exclude the Declassification Proposal from the 2009 Proxy Materials pursuant to (i) Rule 14a-8(i)(2) because implementation of the Declassification Proposal would cause the Company to violate applicable state law, and (ii) Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Declassification Proposal. In light of the sophisticated nature of the Proponent and its experience with making shareholder proposals that comply with Rule 14a-8 (including previous proposals made to the Company), the Company also urges that the Staff not provide the Proponent with an opportunity to amend its proposal.

I. ANALYSIS

A. The Declassification Proposal May Be Excluded Pursuant to Rule 14a-8(i)(2) Because Implementation of the Declassification Proposal Would Cause the Company to Violate State Law

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal if implementation of the proposal would cause it "to violate any state, federal or foreign law to which it is subject." The Company is incorporated under the laws of the State of Connecticut. For the reasons set forth below and in the legal opinion regarding Connecticut law attached as Exhibit B (the "Connecticut Law Opinion"), the Company believes that the Declassification Proposal is excludable under Rule 14a-8(i)(2) because, if implemented, the Proposal would cause the Company to violate the Connecticut Business Corporation Act (the "CBCA").

The Declassification Proposal purports to amend the Charter to declassify the Board by action only of the Company's shareholders and without the necessary prior approval of, or indeed any action with respect to, such amendment by the Board. As more fully explained in the Connecticut Law Opinion, this method of amending the Charter directly conflicts with Section 33-797 of the CBCA, which specifies the procedures by which the certificate of incorporation of a Connecticut corporation may be amended and explicitly requires bilateral action by both the board of directors and shareholders to amend a certificate of incorporation. Section 33-797 of the CBCA provides, in relevant part, that "an amendment to the certificate of incorporation shall be adopted as provided in this section . . . [and the] proposed amendment must be adopted by the board of directors." Following such adoption, the board of directors "must submit the amendment to shareholders for their approval . . . [and] must also transmit to the shareholders a recommendation that the shareholders approve the amendment." Only after these actions have occurred may the shareholders take any action with respect to the proposed amendment. Thus, under the CBCA—like the corporate laws of many jurisdictions—action by the board of directors is a condition precedent to the ability of shareholders to vote on an amendment to a company's certificate of incorporation. In this case, the Proponent has not provided for, or requested, the prior approval and recommendation by the Board of the amendment to the Charter contemplated by the Declassification Proposal, and the Board has not taken such actions.

The Declassification Proposal appears to be a unilateral attempt by a single shareholder to amend the Charter to declassify the Board. However, Connecticut law unequivocally provides that the directors—and not the shareholders—are vested with the discretionary authority to initiate any amendment to a company's certificate of incorporation. Accordingly, if adopted, the Declassification Proposal would cause the Company to violate Connecticut law. The Staff has consistently allowed the omission of proposals (certain of which are substantively identical to the Declassification Proposal) that, if adopted by shareholders, would cause the company to violate applicable state law. See, e.g., JPMorgan Chase & Co. (publicly available March 24, 2008) (declining to recommend enforcement action with respect to the omission of a shareholder proposal to amend the company's certificate of incorporation to implement cumulative voting that, pursuant to applicable law, necessitated prior action by the board to approve the amendment); Noble Corporation (publicly available January 19, 2007) (declining to recommend enforcement action with respect to the omission of a shareholder proposal to amend the company's certificate of incorporation to declassify the board of directors that, pursuant to applicable law, necessitated prior action by the board to approve the amendment); Xerox Corp. (publicly available February 23, 2004) (declining to recommend enforcement action with respect to the omission of a shareholder proposal to amend the company's certificate of incorporation to allow shareholders to call special meetings and act by written consent that, pursuant to applicable law, necessitated prior action by the board to approve the amendment); SBC Communications Inc. (publicly available January 11, 2004) (declining to recommend enforcement action with respect to the omission of a shareholder proposal to amend the company's certificate of incorporation to decrease the size of the board of directors that, pursuant to applicable law, necessitated prior action by the board to approve the requested amendment); Gyrodyne Co. of America, Inc. (publicly available August 18, 1999) (declining to recommend enforcement action with respect to the omission of a shareholder proposal to amend the company's certificate of incorporation to declassify the board of directors that, pursuant to applicable law, necessitated prior action by the board to approve the amendment); and Sears, Roebuck and Co. (publicly available February 17, 1989) (declining to recommend enforcement action with respect to the omission of a shareholder proposal to amend the company's certificate of incorporation to declassify the board of directors that, pursuant to applicable law, necessitated prior action by the board to approve the amendment). We note the similarity of the Declassification Proposal with the matters recently addressed by the Staff in Staff Legal Bulletin No. 14D (CF) ("Legal Bulletin No. 14"), in which the Staff stated that if "a proposal recommends, requests, or requires the board of directors to amend the company's charter, we may concur that there is some basis for the company to omit the proposal in reliance on rule 14a-8(i)(1), rule 14a-8(i)(2), or rule 14a-8(i)(6) if the company meets its burden of establishing that applicable state law requires any such amendment to be initiated by the board and then approved by shareholders in order for the charter to be amended as a matter of law."

For the reasons set forth above and as supported by the Connecticut Law Opinion, the Company believes that the Declassification Proposal is excludable pursuant to Rule 14a-8(i)(2) because implementation of the Declassification Proposal cannot be unilaterally effected by shareholders and to do so would cause the Company to violate Connecticut law.

B. The Declassification Proposal May Be Excluded Pursuant to Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Declassification Proposal

If approved, the Declassification Proposal would amend the Charter without prior action by the Board. As described above and in the Connecticut Law Opinion, under Section 33-797 of the CBCA an amendment to the Charter must be initiated by action of the Board. Rule 14a-8(i)(6) permits the exclusion of a shareholder proposal "if the company would lack the power or authority to implement the proposal." The Staff has held that this rule applies to a proposal that, if adopted by the company's shareholders, would cause the company to violate applicable state law. See Noble Corporation (publicly available January 19, 2007) (no action relief provided under both Rule 14a-8(i)(2) and Rule 14a-8(i)(6)); SBC Communications Inc. (publicly available January 11, 2004) (same); Xerox Corp. (publicly available February 23, 2004) (same); Sears, Roebuck and Co. (publicly available February 17, 1989) (same); see also Legal Bulletin No. 14. Connecticut law governs the Company's ability to amend its Charter. Amendment of the Charter solely by action of the Company's shareholders and other than through the procedures mandated by Section 33-797 of the CBCA is beyond the Company's power or authority to implement. Because the Company lacks the power or authority to implement the Proposal, the Company believes that it may properly be excluded pursuant to Rule 14a-8(i)(6).

II. ADDITIONAL AMENDMENT OF THE DECLASSIFICATION PROPOSAL BY THE PROPONENT

As noted in Legal Bulletin No. 14, the Staff sometimes allows proponents to revise proposals that would otherwise be excludable from a company's proxy materials pursuant to Rule 14a-8(i)(1), Rule 14a-8(i)(2) or Rule 14a-8(i)(6) in order to make such proposals advisory rather than mandatory. Indeed, when the Commission first adopted its position allowing a proponent to make non-substantive changes to a shareholder proposal after the timeliness deadline had passed, the Commission stated that it adopted the position "in recognition of the fact that most proponents are not sophisticated in the matters of securities law such as Rule 14a-8. Because of their lack of sophistication, such persons frequently are apt to submit proposals that generally comply with the substantive elements of Rule 14a-8 but nevertheless contain some relatively minor defects that are easily correctable." Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 34-12999 (November 22, 1976).

In this case, however, the Proponent is a sophisticated investor with ready access to internal and external counsel, in addition to a long and active history of making shareholder proposals pursuant to Rule 14a-8. During the 2008 proxy season alone, we are aware of no fewer than 11 proposals made by the Proponent (including a Rule 14a-8-compliant proposal regarding board declassification submitted to the Company and included in the Company's proxy statement for its 2008 Annual Meeting of Shareholders (the "2008 Annual Meeting")). As a sophisticated investor and active proponent of Rule 14a-8 proposals, the Proponent is, or should be, familiar with all of the requirements to submit a proposal that is includable under Rule 14a-8.

The Proponent had ample time before the Company's Rule 14a-8 deadline to draft a proposal that complies with Rule 14a-8. For example, the Proponent could have drafted the Declassification Proposal to: "urge the Board of Directors to take the necessary steps to eliminate the classification of the Board of Directors," as it did in the proposal it submitted to the Company in connection with the 2008 Annual Meeting; "urge the Board of Directors to take necessary steps, in compliance with state law, to declassify the Board," as it did in a proposal submitted to Peabody Energy (see Peabody Energy Corp. (publicly available February 28, 2005)); or "ask the Board of Directors to submit for shareholder approval an amendment to the Amended and Restated Articles of Incorporation," as it did in a proposal submitted to Comcast (see Comcast Corp. (publicly available March 22, 2005)).

Particularly in light of the Staff's recent guidance in Legal Bulletin No. 14, the Proponent's burden of submitting a proposal regarding board declassification that would facially comply with Rule 14a-8 is not particularly great. Notwithstanding the Proponent's previous experience submitting permissible declassification proposals—including to the Company in connection with the 2008 Annual Meeting—and the substantial history of no action relief granted by the Staff for declassification proposals that, if adopted, would cause the company to violate applicable law, the Proponent failed to recognize that its Declassification Proposal was inconsistent with, and invalid under, Connecticut law.

Furthermore, as described above, the Proponent's initial submission failed to comply with the substantive elements of Rule 14a-8 in that it violated Rule 14a-8(c) in addition to Rule 14a-8(i)(2) and Rule 14a-8(i)(6). Even after permitting the Proponent to amend its submission to comply with Rule 14a-8, the Proponent chose only to withdraw the Majority Voting Proposal. For the Staff to now allow the Proponent an opportunity to substantively change its proposal after the Company's 14a-8 deadline has passed would vitiate the deadline and process for disqualification of proposals clearly established in Rule 14a-8.

The Company believes that resourceful, sophisticated and well-represented shareholder proponents should be encouraged carefully to prepare and research—rather than belatedly cure—their proposals. Accordingly, the Company urges that the Staff not provide the Proponent with an opportunity to substantively amend its proposal to comply with Rule 14a-8.

III. CONCLUSION

Based upon the foregoing analysis and the Connecticut Law Opinion, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Declassification Proposal from its 2009 Proxy Materials in reliance on Rule 14a-8(i)(2) and Rule 14a-8(i)(6).

In accordance with Legal Bulletin No. 14, this letter and its attachments are being e-mailed to shareholderproposals@sec.gov, and in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being sent by overnight courier on this date to the Proponent informing it of the Company's intention to omit the Declassification Proposal from its 2009 Proxy Materials. The Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only. Finally, Rule 14a-8(k) and Legal Bulletin No. 14 provide that shareholder proponents are required to send companies a copy of any correspondence that the proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Declassification Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

The Company currently intends to file its definitive 2009 Proxy Materials with the Commission on or about March 19, 2009. Accordingly, this letter is being filed with the Commission pursuant to Rule 14a-8(j) no later than 80 calendar days before the Company files its definitive 2009 Proxy Materials with the Commission.

If we can be of any further assistance in this matter please do not hesitate to call me at (212) 735-2116, my colleague Sean Doyle at (212) 735-2554 or Bruce Beatt, the Company's Vice President, Corporate Secretary and General Counsel, at (860) 827-3822.

Very truly yours,



Richard J. Grossman

Enclosures

cc: Bruce H. Beatt, The Stanley Works
Daniel F. Pedrotty, AFL-CIO Reserve Fund

Exhibit A

American Federation of Labor and Congress of Industrial Organizations


AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 24, 2008

Sent by FAX and UPS Next Day Air

Mr. Bruce H. Beatt, Secretary
The Stanley Works
1000 Stanley Drive
New Britain, Connecticut 06053

Dear Mr. Beatt:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2008 proxy statement of The Stanley Works (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2009 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 200 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 637-5379.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment



RESOLVED, that the shareholders of The Stanley Works (the "Company") amend Section 4 of the Articles of Incorporation by eliminating each and every sentence containing the words "class" or "classes" in reference to the Board of Directors (the "Board") of the Company and replace such sentences with the following sentence:

"Directors shall be elected by the vote of the majority of the shares represented in person or by proxy at any meeting for the election of directors at which a quorum is present, provided that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting."

Supporting Statement

We believe the election of directors is the most powerful way shareholders influence the strategic direction of our Company. Currently, the Board is divided into three classes of three members each. Each class serves staggered three-year terms. Because of this structure, shareholders may only vote on roughly one-third of the directors each year.

The staggered structure of the Board reduces accountability to shareholders and is an unnecessary anti-takeover device. Shareholders should have the opportunity to vote on the performance of the entire Board each year. We feel that such accountability serves to keep directors closely focused on the performance of top executives and on increasing shareholder value. Annual election of all directors gives shareholders the power to either completely replace the Board, or replace a majority of directors if a situation arises which warrants such drastic action.

Investors increasingly favor requiring annual elections for all directors. The Council of Institutional Investors, the California Public Employees' Retirement System, and RiskMetrics have supported this reform. RiskMetrics' 2007 *Board Practices/Board Pay* study found the number of companies with staggered boards continued to decline in 2006. According to the study, the majority of S&P 500 directors are now subject to annual election.

In our opinion, electing all directors annually is one of the best methods to ensure that the Company will be managed in the best interest of stockholders. We therefore urge our fellow stockholders to support this reform.

an Federation of Labor and Congress of Industrial Organizations



815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 4, 2008

Mr. Bruce H. Beatt, Vice President,
General Counsel and Secretary
The Stanley Works
1000 Stanley Drive
New Britain, Connecticut 06053

Dear Mr. Beatt:

Thank you for your letter of November 26, 2008, pointing out that the Proposal submitted by the AFL-CIO Reserve Fund is actually two proposals. I have revised the Proposal and, pursuant to Rule 14a-8(f), hereby enclose our revised Proposal. We look forward to working with you, your colleagues at The Stanley Works, and our fellow shareholders on this important matter.

If you have any questions, please feel free to call me at 202-637-5335.

Sincerely,

Robert E. McGarrah, Jr.
Counsel
Office of Investment

REM/ms

Attachment

RESOLVED, that the shareholders of The Stanley Works (the "Company") amend Section 4 of the Articles of Incorporation by eliminating each and every sentence containing the words "class" or "classes" in reference to the Board of Directors (the "Board") of the Company and replace such sentences with the following sentence:

> *Directors shall be elected by the shares represented in person or by proxy at any meeting for the election of directors at which a quorum is present.*

Supporting Statement

We believe the election of directors is the most powerful way shareholders influence the strategic direction of our Company. Currently, the Board is divided into three classes of three members each. Each class serves staggered three-year terms. Because of this structure, shareholders may only vote on roughly one-third of the directors each year.

The staggered structure of the Board reduces accountability to shareholders and is an unnecessary anti-takeover device. Shareholders should have the opportunity to vote on the performance of the entire Board each year. We feel that such accountability serves to keep directors closely focused on the performance of top executives and on increasing shareholder value. Annual election of all directors gives shareholders the power to either completely replace the Board or replace a majority of directors if a situation arises which warrants such drastic action.

Investors increasingly favor requiring annual elections for all directors. The Council of Institutional Investors, the California Public Employees' Retirement System, and RiskMetrics have supported this reform. RiskMetrics' 2007 *Board Practices/Board Pay* study found the number of companies with staggered boards continued to decline in 2006. According to the study, the majority of S&P 500 directors are now subject to annual election.

In our opinion, electing all directors annually is one of the best methods to ensure that the Company will be managed in the best interest of stockholders. We therefore urge our fellow stockholders to support this reform.

Exhibit B



Bruce H. Beatt
Vice President, General Counsel and Secretary

December 11, 2008

The Stanley Works
1000 Stanley Drive
New Britain, CT 06053

RE: Shareholder Proposal Submitted by the AFL-CIO Reserve Fund

Dear Ladies and Gentleman:

I am Vice President, General Counsel and Secretary for The Stanley Works, a Connecticut corporation (the "Company"), and am delivering this opinion letter in connection with a proposal (the "Amendment Proposal") submitted by the AFL-CIO Reserve Fund (the "Proponent") that the Proponent intends to present at the Company's 2009 Annual Meeting of Shareholders (the "2009 Annual Meeting"). In this connection, you have requested my opinion as to a certain matter under the Connecticut Business Corporation Act (the "Business Corporation Act").

For the purpose of rendering my opinion as expressed herein, I have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of the State of the State of Connecticut on September 28, 1998 (the "Charter"); and

(ii) the Amendment Proposal and the supporting statement thereto.

With respect to the foregoing documents, I have assumed: (i) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (ii) the conformity to authentic originals of all documents submitted to me as certified, conformed, photostatic, electronic or other copies; and (iii) that the foregoing documents, in the forms submitted to me for my review, have not been and will not be altered or amended in any respect material to my opinion as expressed herein. For the purpose of rending my opinion as expressed herein, I have not reviewed any documents other than as set forth above, and, except as set forth in this opinion, I assume that there exists no provision of any such other document that bears upon or is inconsistent with my opinion as expressed herein. I have conducted no independent factual investigation, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which I have assumed to be true, complete and accurate in all material respects.

I. THE AMENDMENT PROPOSAL

The Amendment Proposal reads as follows:

> RESOLVED, that the shareholders of The Stanley Works (the "Company") amend Section 4 of the Articles of Incorporation by eliminating each and every sentence containing the words "class" or "classes" in reference to the Board of Directors (the "Board") of the Company and replace such sentences with the following sentence:
>
> Directors shall be elected by the shares represented in person or by proxy at any meeting for the election of directors at which a quorum is present.

II. DISCUSSION

You have asked for my opinion as to whether adoption of the Amendment Proposal would violate the Business Corporation Act. For the reasons set forth below, it is my opinion that adoption of the Amendment Proposal would violate the Business Corporation Act.

The Charter provides for the Company's Board of Directors (the "Board") to be divided into three classes of directors, with each class being up for election every three years. If adopted by shareholders, the Amendment Proposal would provide for an amendment to the Charter such that every director would be up for election at "any meeting for the election of directors at which a quorum is present" (i.e., on an annual basis).

The Business Corporation Act provides that when a Connecticut corporation, like the Company, has issued shares, any amendment to the corporation's certificate of incorporation first be approved by the board of directors and recommended by the board to the corporation's shareholders for approval.

Under the Business Corporation Act, such action must occur before shareholders may be permitted to vote on the amendment. Specifically, Section 33-797 of the Business Corporation Act provides that:

> (a) If a corporation has issued shares, an amendment to the certificate of incorporation shall be adopted as provided in this section. A proposed amendment must be adopted by the board of directors.
>
> (b) Except as provided in sections 33-796, 33-801, and 33-802 [none of which are relevant to the Proposed Amendment], after adopting the proposed amendment, the board of directors must submit the amendment to the shareholders for their approval. The board of directors must also transmit to the shareholders a recommendation that the shareholders approve the amendment, unless the board of directors makes a determination that because of conflicts of interest or other special circumstances it should not make such a recommendation, in which case the board of directors must transmit to the shareholders the basis for such determination.
>
> (c) The board of directors may condition its submission of the amendment to the shareholders on any basis.
>
> (d) If the amendment is required to be approved by the shareholders, and the approval is to be given at a meeting, the corporation must notify each shareholder, whether or not entitled to vote, of the meeting of shareholders at which the amendment is to be submitted for approval. The notice must state that the purpose, or one of the purposes, of the meeting is to consider the amendment and must contain or be accompanied by a copy of the amendment.
>
> (e) Unless sections 33-600 to 33-998, inclusive, the certificate of incorporation or the board of directors acting pursuant to subsection (c) of this section requires a greater vote or a vote by voting groups, and except as provided in subsection (f) of this section, the amendment to be adopted must be approved by: (1) A majority of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create appraisal rights; and (2) the votes required by sections 33-709 and 33-710 by every other voting group entitled to vote on the amendment.

Conn. Gen. Stat. § 33-797; *see* Marilyn J. Ward Ford, Connecticut Corporation Law and Practice § 7.02 (2004 Supp.) ("Where there are shareholders, affirmative vote action by both the board of directors and shareholders may be required [to amend the certificate of incorporation]. When shareholder approval is required for an amendment to the certificate of incorporation, the board must recommend the amendment to the shareholders and the shareholders entitled to vote on it must approve it as set forth Section 33-797 of the [Business Corporation Act]") (emphasis added); *see also* Shawmut Bank Conn. N.A. v. Conn. Limousine Services, Inc., 1994 WL 161304, at * 3 (Conn. Super. 1994) (quoting this section of a prior version of Connecticut Corporation Law and Practice).

Connecticut courts have held that the failure to "strictly comply with the statutory elements would render [an] amendment [to a certificate of incorporation] invalid" and that in order for an amendment to a certificate of incorporation to be valid, "it [is] necessary for both the board of directors and the shareholders to approve the proposed changes." David Royce v. Willowbrook Creek Cemetery Ass'n, 1997 WL 257582, at *3 (Conn Super. 1997) (emphasis added); *see* Charter Oak Council, Inc., Boy Scouts of Am. v. Town of New Hartford et al., 185 A. 575 (Conn. 1936) (holding, under a predecessor to the Business Corporation Act, that strict compliance with applicable statutory requirements is necessary for a valid amendment to a corporation's certificate of incorporation).

As a Connecticut corporation, any amendment to the Charter must be effectuated in strict compliance with the provisions of Section 33-797 of the Business Corporation Act. The Board has neither approved the amendment to the Charter contemplated by the Amendment Proposal nor made a recommendation to the Company's shareholders regarding adoption of the Amendment Proposal. In addition, the Amendment Proposal neither proposes nor contemplates action by the Board prior to submission to the Company's shareholders. Because the Board must approve and recommend any amendment to the Charter, such actions constitute conditions precedent to the ability of shareholders to act on any proposed amendment to the Charter. Accordingly, adoption of the Amendment Proposal by shareholders without the prior approval and recommendation of the Amendment Proposal by the Board would constitute an impermissible violation of the statutory elements of Section 33-797 of the Business Corporation Act. In other words, under Connecticut law, shareholders may not act unilaterally to amend the Charter. An amendment to the certificate of incorporation of a Connecticut corporation that has issued shares that is not adopted in compliance with Section 33-797 of the Business Corporation Act is invalid.

III. CONCLUSION

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is my opinion that the Amendment Proposal, if adopted by the Company's shareholders, would be invalid under the Business Corporation Act.

I am admitted to practice law in the State of Connecticut. The foregoing opinion is limited to the laws of the Business Corporation Act. I have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. I understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein and that you may refer to it in the proxy statement for the 2009 Annual Meeting, and I consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to nor may the foregoing opinion be relied upon by any other person or entity for any purpose without my prior written consent.

Very truly yours,



Bruce H. Beatt

END